Exhibit 3.ii

AMENDED ARTICLE II, SECTIONS 2.2 AND 2.3, OF THE MOSAIC COMPANY BYLAWS

SECTION 2.2. Vacancies and Newly Created Directorships. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors above thirteen (13) may be filled only by the stockholders at an annual or special meeting of stockholders by the vote of a majority of the shares entitled to vote for the election of directors at such annual or special meeting. For purposes of this Section 2.2, a majority of votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director.

Any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, or other cause (other than (x) as a result of an increase in the authorized number of directors above thirteen (13) or (y) one or more directors’ removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum. Any director chosen in accordance with this Section 2.2 shall hold office for a term expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

SECTION 2.3. Removal and Resignation. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of its then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Vacancies in the Board of Directors resulting from such removal may be filled by (i) a majority of the directors then in office, though less than a quorum, or (ii) the stockholders at a special meeting of the stockholders properly called for that purpose, by the vote of the holders of a plurality of the shares entitled to vote at such special meeting. A director so chosen shall hold office until the next annual meeting of stockholders.

Any director may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary. Unless otherwise stated in a notice of resignation, it shall take effect when received by the officer to whom it is directed, without any need for its acceptance.